UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON JANUARY 30, 2012

DATE, TIME AND PLACE:

January 30, 2012, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira; José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli – Directors. Messrs. José Manuel Tejón Borrajo and José Antonio Alvarez Alvarez - Director were absent due to justified reasons. The Senior Vice-President Executive Officer Mr. Carlos Alberto López Galán was also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) Acknowledge of the activities conducted by the Audit Committee of the economic-financial conglomerate Santander in Brazil, as well as their interactions with the Company internal areas and the internal and the independent auditors of the Company, and the Report of the Audit Committee for the Company´s Financial Statements, all referred to the fiscal year ended on December 31, 2011; (b)  approved (i) the Company’s Financial Statements related to the fiscal year ended on December 31,2011, together with the Report of the Administration, the balance sheet, the statements of profit and loss, independent auditor´s opinion, and the Report of the Audit Committee; and (ii) the Tax Credit Realization Technical Study, for the purposes of the article 2, item 1 of the Circular # 3171, of December 30, 2002, of the Central Bank of Brazil; (c)  approve the date of payment of interest on capital declared on the Board of Directors meeting held on September 22 and the respectively re-ratification on October 26, 2011, and of dividends declared on the Board of Directors meeting held on December, 21, 2011; (d) Appoint Mr. Ignacio Dominguez Adame as executive officer responsible for custody of securities area of the company before Comissão de Valores Mobiliários; (e) know the   resignation of Mr. Ramón Camino Puig Carbo to the position of  Officer without specific denomination of the Company; and (f)  know the economics-financials results of the Company relative to January, 2012.

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[Free English Translation]

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

(a)        Acknowledged, pursuant to Article 29, § 3, section IX of the Company´s Bylaws and to article 17 of Resolution # 3.198 of May 27, 2004 of the National Monetary Council, the activities developed by the Audit Committee of the economic and financial conglomerate Santander in Brazil and its interactions with the internal areas and the internal auditors and independent of the Company, and the Report of the Audit Committee for the Financial Statements, all for the fiscal year ended December 31, 2011;

(b)       Approve, pursuant to article 17, item VII and X, of the Company’s Bylaws: (i) the Company’s Consolidated Financial Statements regarding the fiscal year ended in December 31 2011, followed by the Management’s Report, the balance sheet, the statements of profit and loss, independent auditor´s opinion, and the Report of the Audit Committee, everything as proposed by the Board of Executive Officers, according to the meeting held on January 27, 2012, at 10:00 a.m. The Company´s Financial Statements and the measures repaired in accordance with the Corporation Act, the standards of the National Monetary Council, the Brazilian Central Bank, pursuant document template provided in the Accounting National Financial System Institutions (“COSIF”), and other applicable regulation and laws, which were subject to limited revision of the Independent Auditors Deloitte Touche Tohmatsu Auditores Independentes and of the Audit Committee. Furthermore, it was also approved the Condensed Consolidated Financial Statements prepared in according to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), regarding to the fiscal year ended on December 31, 2011; and (ii) the Tax Credit Realization Technical Study, for the purposes of item I, Art. 2, Circular # 3171, of December 30, 2002, of the Central Bank of Brazil, everything as proposed nd approved by the Board of Executive Officers, according to the meeting held on July 21, 2011, at 10:00 a.m. The Chairman of the Board of Directors clarified that the Company´s Financial Statements and the proposals now approved shall be submitted to the shareholders of the Company in Annual General Meeting to be held within the legal time. The Directors authorized the Board of Executive Officers to (i) take any necessary measure as to release the Company´s Financial Statements approved herein, followed by the measures repaired, including the Independent Audit´s opinion e the resume of the Report of the Audit Committee, on the journals “Diário Oficial do Estado de São Paulo” and “Valor Econômico”, and upon remittance to the Comissão de Valores Mobiliários - CVM, to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias & Futuros and to the Securities and Exchange Commission – SEC;

It is registered that Mrs. Maria Elena Figueira Cardoso and Mr. Rene Luis Grande, all members of the Audit Committee of the economic and financial conglomerate Santander in Brazil, and Mr. Gilberto de Souza, partner at Deloitte Touche Tohmatsu to render clarifications related to items (a) and (b) of the Agenda;

(c)        Approved pursuant to items X and XVIII of Company’s Bylaws, the date of payment of interest on capital declared at meeting of the Board of Directors held on September 22 and the respectively re-ratification on October 26, 2011 and of the dividends declared at the meeting of the Board of Directors held on December 21, 2011, which payment shall be made until February 28, 2012 and The Directors authorized the Board of Executive Officers to take any necessary measure as to publish the “Notice to Shareholders” to release to release to the market the approval herein taken;

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[Free English Translation]

(d)       Appointed, pursuant to Instruction CVM #089, of November 08, 1988, and others amendments, Mr. Ignacio Dominguez Adame as the executive officer responsible for the custody of securities area of the Company before Comissão de Valores Mobiliários from this date;

(e)        Knew, pursuant to item III of article 17 of Company’s Bylaws, the   resignation of Mr. Ramón Camino Puig Carbo, a Spanish citizen, married, bank employee, bearer of RNE  # V364858J, registered with the CPF/MF  under # 058.587.927-31, to the position of  Officer without specific denomination of the Company, which election occurred on the meeting of the Board of Directors held on May 31, 2011. It is registered the acknowledgment of the Board of Directors to the services provided by Mr. Ramón Camino Puig Carbo; and

(f)        Finally,  knew the economics-financials results of the Company relative to November, 2011.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, January 30, 2012. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Marcial Angel Portela Alvarez - Vice-Chairman of the Company´s Board of Directors;  José de Menezes Berenguer Neto; José de Paiva Ferreira; José Roberto Mendonça de Barros; and Mrs. Viviane Senna Lalli. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 30, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer